Shareholder meeting results
(unaudited)

May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
58,970,266 	2,083,965 			2,284,530


All tabulations are rounded to the nearest whole number.